FOR IMMEDIATE RELEASE
Oncolytics Biotech® Inc. Research Collaborators Present
Glioma Reovirus Research at ASV Annual Meeting

CALGARY, AB, --- July 15, 2009 –Oncolytics Biotech Inc. (TSX: ONC, NASDAQ: ONCY)
announced today that a poster presentation by Dr. Jacqueline Parker et al. entitled “Anti-Tumor Activity of Reovirus is Synergistically Enhanced in Combination with Temozolomide and Low Dose Irradiation in Primary Patient Glioma Xenografts Resistant to Treatment with Either Therapy Alone” was made yesterday at the 28th American Society for Virology (ASV) Annual Meeting.   The meeting is being held in Vancouver, British Columbia, from July 11-15, 2009.

“These results support the strategic direction we’re taking with the REOLYSIN® clinical program,” said Dr. Matt Coffey, Chief Operating Officer for Oncolytics.  “The future program for REOLYSIN, including our pivotal program, is focused on exploiting these underlying drug synergies.”

The poster covers preclinical work using reovirus in combination with low dose irradiation (IR) and temozolomide (TMZ).  A panel of glioma cell lines and primary patient glioma explant cells were tested for susceptibility to reovirus, IR, TMZ, or a combination of these therapies in vitro.  The combination index analyses revealed moderate to strong synergy in primary patient glioma cells treated with reovirus plus IR and TMZ in vitro.   This effect was also seen in vivo in flank tumor xenografts from primary patient tumors resistant to reovirus therapy alone.

The investigators concluded that the data supports the use of reovirus in combination with standard radiation and chemotherapies for the treatment of malignant glioma in humans.

The poster will be available on the Oncolytics website at www.oncolyticsbiotech.com at a later date.

About Oncolytics Biotech Inc.

Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics’ clinical program includes a variety of Phase I/II and Phase II human trials using REOLYSIN, its proprietary formulation of the human reovirus, alone and in combination with radiation or chemotherapy.  For further information about Oncolytics, please visit www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the implication of the abstracts and materials presented at this meeting with respect to REOLYSIN, the Company’s expectations related to the results of trials investigating delivery of REOLYSIN, and the Company’s belief as to the potential of REOLYSIN as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:
Oncolytics Biotech Inc. Cathy Ward 210, 1167 Kensington Cr NW Calgary, Alberta T2N 1X7 Tel: 403.670.7377 Fax: 403.283.0858 cathy.ward@oncolytics.ca	The Equicom Group Nick Hurst 325, 300 5th Ave. SW Calgary, Alberta T2P 3C4 Tel: 403.538.4845 Fax: 403.237.6916 nhurst@equicomgroup.com	The Investor Relations Group Erika Moran 11 Stone St, 3rd Floor New York, NY 10004 Tel: 212.825.3210 Fax: 212.825.3229 emoran@investorrelationsgroup.com